J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

April 7, 2025

VIA EDGAR

Mr. Jeff Long

Mr. Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:   J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of

JPMorgan Mortgage-Backed Securities ETF,

JPMorgan Fundamental Data Science Large Value ETF and

JPMorgan International Hedged Equity Laddered Overlay ETF (each, a “Fund” and collectively, the “Funds”)

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-285192)

Dear Mr. Long and Mr. Williamson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust hereby respectfully requests acceleration of the effective date of the above-referenced pre-effective amendment to its registration statement (the “Registration Statement”) on Form N-14 so that the Registration Statement may become effective on April 7, 2025 or as soon as practicable thereafter.

JPMorgan Distribution Services, Inc., the principal underwriter of the Trust, has also signed this letter requesting effectiveness.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 under the Securities Act and the other applicable provisions of the Securities Act and the rules thereunder.

The Trust requests that notification of such effectiveness be made by telephone call to Allison Fumai at Dechert LLP, legal counsel to the Trust, at 212.698.3526.

Very truly yours,

JPMorgan Distribution Services, Inc.		J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ James Hoffman	By:	/s/ Timothy Clemens
Name:	James Hoffman	Name:	Timothy Clemens
Title:	Executive Director	Title:	Treasurer